UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-42026

YY Group Holding Limited

60 Paya Lebar Road

#09-13/14/15/16/17

Paya Lebar Square

Singapore 409051

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Issuance of Registered Shares under Share Incentive Plans

On December 5, 2025, YY Group Holding Limited, a British Virgin Islands Company (the “Company”), issued 1,350,000 Class A ordinary shares, no par value (the “2024 Shares”), to various employees and consultants, pursuant to the 2024 Share Incentive Plan. This issuance included the allotment of 1,025,831 Class A ordinary shares to Zhang Fan, the Executive Director of the Company. The issuance of the 2024 Shares was under the registration statement Form S-8 (File Number: 333-284540) of the Company filed on January 27, 2025.

On December 5, 2025, the Company issued 6,500,000 Class A ordinary shares, no par value (the “2025 Shares”), to various employees and consultants, pursuant to the 2025 Share Incentive Plan. The issuance of the 2025 Shares was under the registration statement Form S-8 (File Number: 333-291844) of the Company filed on November 28, 2025.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YY Group Holding Limited

Date: February 20, 2026	By:	/s/ Fu Xiaowei
Fu Xiaowei
Chief Executive Officer

2